Mail Stop 6010   August 4, 2006

The Corporation Trust Company
1209 Orange Street
New Castle County, Wilmington, Delaware 19801

Re: Neuralstem, Inc.
**   Amendment No. 2 to Registration Statement on Form SB-2**
**   Filed July 26, 2006**
**   File No. 333-132923**

Dear Sir or Madame:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, pages 6-12

"We intend to rely upon the third-party FDA-approved manufacturers for our stem cells .
. . ." Page 9

1. We note your response to our prior comment 29 and your statement in this risk factor
    that you will rely on third-party FDA-approved manufacturers for your stem cells in
    the future. As you currently have an agreement with Charles River Laboratories for
    the manufacturing and storage of stem cells, please revise this risk factor to address
    this agreement and any specific risks arising from such agreement.

Our Business, pages 13-22

General

2. We note your response to our prior comment 18 and reissue that comment in part. Please revise your disclosure to how your cells are "purified."

Our Grants, page 17

3. We note your response to our prior comment 24 and reissue that comment in part. Please revise your disclosure with respect to the NIH grant to describe amounts received to date and any stipulations and conditions to the full funding of the grant.

Our Intellectual Property Licensed to Others, pages 17-18

4. We note your response to our prior comment 26 and reissue that comment in part. For license agreements with each of A-TCP and BRM, please also describe the obligations/rights to defend and the term and termination provisions.

Management's Discussion and Analysis and Plan of Operation, pages 23-28

5. On page 24 you refer to a possible "listing" of your common stock on the OTCBB. Please note that the OTCBB is not an issuer listing service, market or exchange and your company and securities cannot be approved for listing on the OTCBB. Only Market Makers can apply to quote your securities on the OTCBB. Please revise your disclosure to clarify this statement.

Selling Shareholders, pages 35-45

6. We note your response to our prior comment 41 and reissue that comment in part. For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to also state that such selling stockholder purchased or will purchase the securities in the ordinary course of business, or alternatively, state that these persons are underwriters within the meaning of the Securities Act of 1933.

Signatures

7. We note your response to our prior comment 58 and reissue that comment in part. Your revised signatures, however, still do not comply with the signature requirements of Form SB-2. Please revise Mr. Garr's second signature to indicate he is also the company's principal accounting officer.

Financial Information

Report of Independent Registered Public Accounting Firm

8. The audit report date is not consistent with the dates as listed in your auditor's consent filed as Exhibit 23.2. Please have your auditor revise his audit report or consent as appropriate.

Statements of Stockholders' Deficit, page F-4

9. Although you indicate in response to our previous comment 46, that you removed reference to notes receivable from stockholders', this line item is still in your statement of stockholders' deficit. Please remove this line item from your statement.

Note 2: Stockholders' Deficit

Common Stock, page F-10

10. We acknowledge your response to our previous comment 47. Please explain to us why the document you identify as a non-executed draft of the agreement erroneously filed as Exhibit 10.8 to your initial Form SB-2 filing appears to be executed while the new agreement filed as Exhibit 4.6 of your first amendment is not executed.

Preferred Series A & B Stock, page F-10

11. We acknowledge your response to our previous comment 48. We continue to believe that the conversion rate of your Series A and B preferred stock is 3.3333 shares of preferred stock to receive one share of common stock, not three shares of preferred stock to receive one share of common stock. An original conversion rate of one-for-one with a three-for-10 reverse stock split results in a post-split rate of 0.3 common shares for each preferred share. This in turn equates to 0.9 common shares for three preferred shares or one common share for 3.3333 shares of preferred stock. Please revise your disclosure to reflect this revised conversion rate. If you indeed issued the common stock based on a one-for-three conversion ratio and are unable to recover these shares from your former preferred shareholders, please revise your accounting and disclosure to reflect the shares issued in excess of the one-for-3.3333 conversion ratio as a dividend to the preferred stock holders, or explain to us in detail why the one-for-three conversion ratio is appropriate.

Preferred Series C Stock, page F-11

12. We acknowledge your response to our previous comment 49. We do not believe that an expected option life of one year and a volatility of 1% are reasonable assumptions given an apparent five year life of the option and the early stage of your company's

life cycle. Please revise your accounting and disclosure for the options issued in connection with the Series C preferred stock to reflect reasonable assumptions for expected life and volatility or explain to us in detail why these assumptions are reasonable.

13. We acknowledge that your decision to forego the cash consideration related to the exercise price of the Series C preferred stock options enticed the noteholders to convert their notes. Please revise the disclosure you added in response to our previous comment 50 to clearly indicate why you enticed your noteholders to convert their notes to preferred stock.

Stock Options, page F-12

14. We acknowledge your response to comment 51. Please revise your disclosure to provide the pro forma information required by paragraph 45c of SFAS 123. In addition, please revise your March 31, 2006 interim financial statements to indicate how you adopted SFAS 123R on January 1, 2006. If true, please disclose that you continue to follow the intrinsic value model of APB 25 for those awards issued and unmodified prior to the adoption of SFAS 123R as permitted by paragraph 83 of the new guidance.

Common stock payable for 226,000 unissued shares of common stock, page F-13

15. Please revise the disclosure added in response to our previous comment 44a to clearly disclose why these shares were unissued as of December 31, 2005 and apparently remain issued through the date of your filing.

Recent Sales of Unregistered Securities, page II-1

16. We acknowledge your response to our previous comment 55. Please address the following additional comments:
    a.   You continue to use the terms options and warrants interchangeably. This is confusing as it is unclear whether two separate instruments exist. As examples, on pages 31 and II-2 you indicate that 1,000,000 warrants were issued to Regal One in September 2005, while on page F-10 you appear to indicate that these instruments are options. On pages 32 and II-3 you indicate that 200,000 options were issued to Mr. Westeich, while on pages 31 and F-4 you appear to indicate that these instruments are warrants. In addition, in the warrant disclosure on page F-12 you indicate that you issued 1,599,000 options to consultants in 2005. Please revise your disclosures throughout your filing to properly and consistently classify your instruments as either options or warrants.
    b.   As previously requested in comment 55b, please revise your financial statement footnotes to disclose your accounting for the 200,000 options or

> warrants issued to Mr. Westeich or tell us where you have added this disclosure. In addition, it appears that these options or warrants were issued to induce the conversion of a note. If you have not reflected the fair value of these options or warrants as an induced conversion expense, please revise your financial statements and disclosure to do so, or tell us why this accounting is not appropriate. Please see SFAS 84.

Interim Financial Statements, page F-17

Note 2: Stockholders' Equity, page F-21

17. We acknowledge your response to our previous comment 54. Please address the following additional comments:

    a.   It does not appear that you have accounted for the 33,333 common shares issued or issuable as a result of your late filing of this registration statement as disclosed on page 46. Please revise your financial statements and disclosure to indicate your accounting for these shares as previously requested.

    b.   It appears that the warrants issued in conjunction with your 2006 private placement may be liabilities under paragraphs 14-18 of EITF 00-19. Please revise your accounting and disclosure to reflect these warrants as liabilities or tell us why your registration rights do not result in liability treatment and provide to us your complete analysis of all the provisions of EITF 00-19.

    c.   Please revise your registration rights disclosure starting on page 45 to disclose the provision to cancel shares held by Regal One if you do not meet the filing and effectiveness date deadlines. In addition, please revise your accounting and disclosure to reflect any shares of Regal One cancelled or tell us why no such shares were cancelled.

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        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Raul Silvestre
        Law Offices of Raul Silvestre & Associates, APLC
        31200 Via Colinas, Suite 200
        Westlake Village, CA 91362